UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

HORIZON TECHNOLOGY FINANCE CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

44045A 102
(CUSIP Number)

Cora Lee Starzomski, Anholt Investments Ltd. 69 Pitts Bay Road, Belvedere Building – 4th Floor, Hamilton HM08, Bermuda (441) 400-7716
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 44045A 102

1	NAMES OF REPORTING PERSONS: ANHOLT INVESTMENTS LTD.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Bermuda

	7	SOLE VOTING POWER:
NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
OWNED BY		891,414

EACH	9	SOLE DISPOSITIVE POWER:
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:
		891,414

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
891,414

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
7.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
OO

SCHEDULE 13D

CUSIP No. 44045A 102

1	NAMES OF REPORTING PERSONS: COMPASS HORIZON PARTNERS, LP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Bermuda

	7	SOLE VOTING POWER:
NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
OWNED BY		891,414

EACH	9	SOLE DISPOSITIVE POWER:
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:
		891,414

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
891,414

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
7.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
PN

SCHEDULE 13D

CUSIP No. 44045A 102

1	NAMES OF REPORTING PERSONS: NAVCO MANAGEMENT, LTD.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Bermuda

	7	SOLE VOTING POWER:
NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
OWNED BY		891,414

EACH	9	SOLE DISPOSITIVE POWER:
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:
		891,414

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
891,414

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
7.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
CO

SCHEDULE 13D

CUSIP No. 44045A 102

1	NAMES OF REPORTING PERSONS: PATH SPIRIT LIMITED

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
England

	7	SOLE VOTING POWER:
NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
OWNED BY		891,414

EACH	9	SOLE DISPOSITIVE POWER:
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:
		891,414

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
891,414

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
7.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
OO

EXPLANATORY NOTE:

This Amendment No. 3 to Schedule 13D amends Amendment No. 2 filed on August 1, 2012, Amendment No. 1 filed on April 18, 2011, and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission on November 9, 2010, as follows:

On March 24, 2015, the issuer announced the completion of a public offering of 2,000,000 of its shares of common stock. As part of the offering, 380,000 shares of the issuer’s common stock beneficially owned by the reporting persons were sold as well.

ITEM 1.	SECURITY AND ISSUER

No amendments to item 1.

ITEM 2.	IDENTITY AND BACKGROUND

No amendments to item 2.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No amendments to item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

No amendments to item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is restated in its entirety, as follows:

Anholt Investments Ltd. (“Anholt”) is the beneficial owner of 891,414 Shares, representing approximately 7.7% of the outstanding Shares. The 891,414 Shares are owned directly by Compass Horizon Partners, LP, which is owned by Concorde Horizon Holdings, LP and Navco Management, Ltd. (“Navco”). Concorde Horizon Holdings, LP is owned by Anholt and Navco. Anholt and Navco are wholly owned by Kattegat Limited. Kattegat Limited is wholly owned by The Kattegat Trust. The trustee of The Kattegat Trust is Kattegat Private Trustees (Bermuda) Limited. Kattegat Private Trustees (Bermuda) Limited is wholly owned by The Lund Purpose Trust. Path Spirit Limited (“Path”) is the trust protector for The Kattegat Trust.

Compass Horizon Partners, LP, Navco and Path disclaim beneficial ownership of the Shares, except to the extent of their respective pecuniary interests therein.

ITEM 6.         CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No amendments to item 6.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS

No amendments to item 7.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 24, 2015	ANHOLT INVESTMENTS LTD.

/s/ Cora Lee Starzomski, Director

Date: March 24, 2015	COMPASS HORIZON PARTNERS, LP

By: Navco Management, Ltd., its General Partner

/s/ Cora Lee Starzomski, Director

Date: March 24, 2015	NAVCO MANAGEMENT, LTD.

/s/ Cora Lee Starzomski, Director

Date: March 24, 2015	PATH SPIRIT LIMITED

/s/ Arthur F. Coady, Director